Filed by FirstSun Capital Bancorp
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934

Subject Company: First Foundation Inc.
(Commission File No.: 001-36461)

This filing relates to the proposed merger of First Foundation Inc. (“First Foundation”) with and into FirstSun Capital Bancorp (“FirstSun”).

On January 27, 2026, FirstSun held its fourth quarter and full year 2025 earnings conference call, during which management reviewed FirstSun’s financial results for the fourth quarter and full year 2025, and discussed the proposed merger. The following are excerpts from a transcript of the call, a replay of which was posted to FirstSun’s website on January 28, 2026.

PRESENTATION

Neal Arnold
FirstSun, Chief Executive Officer
…
 Touching briefly on the pending merger with First Foundation. We are encouraged by the progress our teams are making on all the integration planning, the balance sheet optimization, and we look forward to working together in the year ahead.
…

Woody Lay
Keefe, Bruyette, & Woods, Inc.
…
Next, I wanted to shift over to expenses, and I appreciate the stand-alone guide. I was just curious sort of what level on that stand-alone guide is baked into investments in the West Coast, knowing you’ve been kind of doing that independently? And then once the deal closes, how are you thinking about sort of the incremental expense investment needed?

Neal Arnold
FirstSun, Chief Executive Officer

I would say the opportunity to add to our sales force is probably across the footprint, and we’re seeing more activity in Texas certainly as a result of the merger side. So I would expect us to add to our C&I team in both Texas and Southern Cal, specifically some of the newer markets that First Foundation brings. But I’d say I still think we by and large, built a lot of what we’re trying to do ahead of the merger. So with that, I’ll turn it over to Rob.

Robert Cafera
FirstSun, Chief Financial Officer

Yes. I would just add to Neal’s comment to say aside from the sales force in your question, our cost save synergy disclosures in our investor presentation, all took into consideration the infrastructure needs for the combined company. So, we don’t expect that there’s anything else on the infrastructure side.
…

Matt Olney
Stephens
…
Then I guess as a follow-up, I just want to ask about the pending acquisition, and any kind of impact you can see on that from the recent interest rate cuts and potentially, I guess additional rate cuts until closing. Any of those rate changes over the last few months impact the financial metrics of the acquisition? Then maybe just strategically, as we get more rate cuts since deal announcement, what does that mean for the assets and liability repositioning that we’ve talked about previously?

Robert Cafera
FirstSun, Chief Financial Officer

Yes, absolutely. And maybe I’ll start off. I know Neal will have some items -- some additions here as well. I would just start off by saying certainly we remain very excited about the prospects ahead of us post-merger closing as we look forward here in ‘26. As it relates to macro rates, both balance sheets operate a little differently, as you know. But all in all, we’re not seeing anything that is causing us any pause or having any change in our expectations.

As it relates to the balance sheet repositioning, loan downsizing there, as Neal had mentioned a little bit earlier, we’re making great progress on actually all integration planning efforts, including the balance sheet repositioning. So certainly macro rates have moved around a little bit. But as it relates to the balance sheet repositioning, we think we’re right on schedule for our execution plan.

Neal Arnold
FirstSun, Chief Executive Officer

Yes. I’d say in general, I think people understand that First Foundation’s balance sheet is a term asset, short-funded kind of structure. We’re certainly taking action to reduce some of that. But I think, as Rob said, we -- both with hedging and with the activity that we’re working on together, I think we feel good about the progress we’ve made.
…

Michael Rose
Raymond James
…
Once the deal hopefully closes by the end of the second quarter, it looks like the loan-to-deposit ratio will come down into kind of the mid-ish 80s range, which will give you a little bit more flexibility. At that point, is the deposit narrative or beta narrative change insofar that you might have a little bit of flexibility to maybe let some of those higher cost deposits go and that could actually be supportive of kind of NIM expansion on a combined basis? If it’s too early to answer I certainly understand, but that was my read, thanks.

Robert Cafera
FirstSun, Chief Financial Officer

No, absolutely, Michael. As you know from our IR deck on the deal, we’re certainly very focused on the liquidity equation and that’s certainly part of -- a big part of the overall balance sheet repositioning, not only immediately following close and up to close, but also in the several quarters following close. We’ll continue to address and reposition as some of the term funding items continue to hit maturity dates, and by that I mean in higher cost areas. So we’ll continue to look to bring down overall cost for the pro forma company as we get there.

From an overall beta perspective, I mean our interest is always in relationships, that’s what we’re looking to drive. Relationships have more than one element, of course. So we know it’s competitive out there. So we expect competition on pricing, but we also expect to balance through the relationship and it being more than just a -- one product. So our focus will be on continuing to build out on the relationship side there. We think that will have some beneficial impact in margin. As we think of things, not only for legacy, but looking into the future, but that’s how we would be attacking it.

Neal Arnold
FirstSun, Chief Executive Officer

Michael, the only thing I would add to your question, because I think it is important, we look forward to running our retail strategy play in Southern Cal in their branches. I think there’s great opportunity. As I’ve said in the past, in Southern Cal, running our play. I think it’s a very robust deposit opportunity.

Secondarily, as we’ve got into the multifamily portfolio, a lot of these clients are sitting on a lot of cash because they’re investors, not necessarily just developers, like we sometimes think about on the space. So I think we have -- as we spend more and more time with the First Foundation team, I think there’s a robust treasury management opportunity on that multifamily portfolio, not just property counts but actual deposit relationships. So kickstarting that will also be additive, I believe.
…

Matthew Clark
Piper Sandler
…
Then just on the pro forma, the guidance you gave today or last night was on a stand-alone basis. But any update on your pro forma guidance relative to at the time when the deal was announced, whether plus or minus, whether you think there have been any material changes there? Obviously put up a better-than-expected quarter, so that’s helpful. But any thoughts there?

Robert Cafera
FirstSun, Chief Financial Officer

Yes. I mean we don’t have any updates at this time on pro forma projections. We’re certainly, as we mentioned, very encouraged about the prospects looking forward. You’re right, a lot of information in our IR deck around expectations. and there’s always some pluses and minuses. But all in all, yes, we continue to remain extremely excited about the prospects as we look forward on that side.
…

***

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook, benefits and expectations of FirstSun with respect to the proposed merger. These statements reflect management’s current expectations and are not guarantees of future performance. Words such as “focus,” “may,” “will,” “believe,” “anticipate,” “expect,” “intend,” “opportunity,” “continue,” “should,” and “could” and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks, uncertainties and assumptions, include, among others, the following: changes in interest rates (including anticipated Federal Reserve rate cuts that might not occur) and their related impact on macroeconomic conditions, customer behavior, our funding costs and our loan and securities portfolios; the quality or composition of our loan or investment portfolios and changes therein; failure to maintain our mortgage production flow to secondary markets; the sufficiency of liquidity and changes in our capital position; the inability of our infrastructure initiatives to reduce expenses; increased deposit volatility; potential regulatory developments; U.S. and global trade policies and tensions, including change in, or the imposition of, tariffs and/or trade barriers and the economic impacts, volatility and uncertainty resulting therefrom, and geopolitical instability; the possibility that our previously announced merger with First Foundation does not close when expected or at all because required regulatory, stockholder or other approvals and conditions to closing are not received or satisfied on a timely basis or at all; the possibility that the proposed First Foundation merger, including the re-positioning strategy, will not be completed as planned, or achieve the anticipated benefits; the diversion of management’s attention from ongoing business operations and opportunities due to the proposed First Foundation merger; the occurrence of any event, change or other circumstances that could give rise to the termination of the First Foundation merger agreement; the possibility that the anticipated benefits of the proposed First Foundation merger, including anticipated cost savings and synergies, are not realized when expected or at all, including because of the impact of, or problems arising from, the integration of the companies or as a result of the strength of the economy, competitive factors in the areas where we do business, or because of other unexpected factors or events; and other general competitive, economic, business, market and political conditions.

We caution readers that the foregoing list of factors is not exclusive, is not necessarily in order of importance and readers should not place undue reliance on any forward-looking statements. Additional information concerning additional factors that could materially affect the forward-looking statements in this press release can be found in the cautionary language included under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 and other documents subsequently filed by the Company with the SEC, including its Quarterly Reports on Form 10-Q. Further, any forward-looking statement speaks only as of the date on which it is made and we do not intend to and disclaim any obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as required by law.

Additional Information About the Merger and Where to Find It

This communication contains statements regarding the proposed transaction between FirstSun and First Foundation. In connection with the proposed transaction, FirstSun filed a registration statement on Form S-4 on December 11, 2025, as amended on January 14, 2026 (and which is available at https://www.sec.gov/Archives/edgar/data/1709442/000155278126000014/e26019_fsun-s4a.htm), to register FirstSun’s shares that will be issued to First Foundation’s stockholders in connection with the merger. The registration statement includes a joint proxy statement of FirstSun and First Foundation and a prospectus of FirstSun, as well as other relevant documents concerning the proposed transaction. The Registration Statement was declared effective by the SEC on January 15, 2026 and FirstSun filed a definitive joint proxy statement/prospectus on January 15, 2026 (and which is available at https://www.sec.gov/Archives/edgar/data/1709442/000155278126000019/e26025_fsun-424b3.htm) and it was first mailed to FirstSun and First Foundation stockholders on January 16, 2026.

INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING FIRSTSUN, FIRST FOUNDATION, THE TRANSACTION AND RELATED MATTERS.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A free copy of the joint proxy statement/prospectus, as well as other documents filed by FirstSun or First Foundation may be obtained at the SEC’s Internet site at http://www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by (i) FirstSun on its website at https://ir.firstsuncb.com/overview/default.aspx under the Financials tab and then under the SEC Filings option, and (ii) First Foundation on its website at https://investor.ff-inc.com/investor-home/default.aspx under the Financials tab and then under the SEC Filings option.

Participants in the Solicitation

FirstSun, First Foundation and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from stockholders of FirstSun or First Foundation in connection with the proposed transaction. Information regarding the directors and executive officers of FirstSun and First Foundation and other persons who may be deemed participants in the solicitation of the stockholders of FirstSun or First Foundation in connection with the proposed transaction is included in the joint proxy statement/prospectus, which was filed by FirstSun with the SEC on January 15, 2026 (and which is available at https://www.sec.gov/Archives/edgar/data/1709442/000155278126000019/e26025_fsun-424b3.htm). Information about the directors and officers of FirstSun and their ownership of FirstSun common stock can be found in FirstSun’s definitive proxy statement in connection with its 2025 annual meeting of stockholders, including under the headings “Director Experience”, “Biographical Information for Executive Officers”, “Certain Relationships and Related Party Transactions”, “Security Ownership of Certain Beneficial Owners and Management”, “Executive Compensation”, and “Compensation of Directors for Fiscal Year 2024”, as filed with the SEC on March 21, 2025 and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001709442/000170944225000020/fcb-20250321.htm, and other documents subsequently filed by FirstSun with the SEC, including on Statements of Change in Ownership on Form 4 filed with the SEC, available at https://www.sec.gov/edgar/browse/?CIK=1709442&owner=exclude. Information about the directors and officers of First Foundation and their ownership of First Foundation common stock can be found in First Foundation’s definitive proxy statement in connection with its 2025 annual meeting of stockholders, including under the headings “Security Ownership of Certain Beneficial Owners and Management”, “Election of Directors (Proposal No. 1)”, “Advisory Vote on the Compensation of the Company’s Named Executive Officers (Proposal No. 4)”, “Compensation Committee Report”, and “Certain Relationships and Related Party Transactions” as filed with the SEC on April 17, 2025 and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001413837/000110465925036041/tm252563-3_def14a.htm, and other documents subsequently filed by First Foundation with the SEC, including on Statements of Change in Ownership on Form 4 filed with the SEC, available at https://www.sec.gov/edgar/browse/?CIK=1413837&owner=exclude. Additional information regarding the interests of participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the joint proxy statement/prospectus filed by FirstSun with the SEC on January 15, 2026 (which is available at https://www.sec.gov/Archives/edgar/data/1709442/000155278126000019/e26025_fsun-424b3.htm). You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov.